Exhibit 99.1

LightInTheBox Reports Second Quarter 2020 Financial Results

Beijing, China, August 19, 2020 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter and First Half 2020 Financial Highlights

	Three Months Ended		Year-over-	Six Months Ended		Year-over-
	June 30,	June 30,	Year %	June 30,	June 30,	Year %
In millions, except percentages	2019	2020	Change	2019	2020	Change
Total revenues	$58.1	$113.9	95.9%	$109.0	$165.4	51.7%
Gross margin	41.9%	43.5%		38.6%	44.4%
Net income / (loss)	$(7.3)	$8.5		$(21.4)	$9.2
Adjusted EBITDA	$0.9	$9.1	920.8%	$(7.0)	$10.6

					As of March 31,	As of June 30,
In millions					2020	2020
Cash, cash equivalents and restricted cash					$35.6	$55.0

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “Despite the continued macroeconomic uncertainty, we are proud of achieving a significant milestone in the second quarter operationally and financially. Total revenues were $113.9 million in the second quarter, nearly doubling that of the second quarter in 2019. At the same time, we achieved a net income of $8.5 million in comparison with $0.7 million net income in the preceding quarter and a net loss of $7.3 million in the same period of last year. These results reflected the success of our revamped strategy, which is to focus on optimizing product and category mix, enhancing supplier chain management and driving customer engagement. Looking ahead, we will continue to execute our established growth strategy, further enhance our partnership with key suppliers and improve the customer experience across regions we operate. We are confident that with our sound strategy and solid execution, we will be able to consistently achieve profitable growth and create long-term value for our shareholders.”

Second Quarter 2020 Financial Results

Total revenues increased by 95.9% year-over-year to $113.9 million from $58.1 million in the same quarter of 2019. Revenues generated from product sales were $107.2 million, compared with $57.1 million in the same quarter of 2019. Revenues from service and others were $6.7 million, compared with $1.0 million in the same quarter of 2019.

Total cost of revenues was $64.3 million in the second quarter of 2020, compared with $33.8 million in the same quarter of 2019. Cost for product sales was $59.0 million in the second quarter of 2020, compared with $33.6 million in the same quarter of 2019. Cost for service and others was $5.3 million in the second quarter of 2020, compared with $0.2 million in the same quarter of 2019.

Gross profit in the second quarter of 2020 was $49.6 million, compared with $24.4 million in the same quarter of 2019. Gross margin was 43.5% in the second quarter of 2020, compared with 41.9% in the same quarter of 2019. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from product categories with higher margins.

Total operating expenses in the second quarter of 2020 were $41.4 million, compared with $26.9 million in the same quarter of 2019.

•                      Fulfillment expenses in the second quarter of 2020 were $7.4 million, compared with $4.9 million in the same quarter of 2019. As a percentage of total revenues, fulfillment expenses were 6.5% in the second quarter of 2020, compared with 8.4% in the same quarter of 2019 and 9.8% in the first quarter of 2020.

•                      Selling and marketing expenses in the second quarter of 2020 were $26.5 million, compared with $11.5 million in the same quarter of 2019. As a percentage of total revenues, selling and marketing expenses were 23.3% for the second quarter of 2020, compared with 19.8% in the same quarter of 2019 and 28.7% in the first quarter of 2020.

•                      G&A expenses in the second quarter of 2020 were $7.5 million, compared with $10.5 million in the same quarter of 2019. As a percentage of total revenues, G&A expenses were 6.6% for the second quarter of 2020, compared with 18.1% in the same quarter of 2019 and 14.1% in the first quarter of 2020. Included in G&A expenses, R&D expenses in the second quarter of 2020 were $3.3 million, compared with $4.1 million in the same quarter of 2019.

Income from operations was $8.2 million in the second quarter of 2020, compared with loss from operations of $2.6 million in the same quarter of 2019.

Net income was $8.5 million in the second quarter of 2020, compared with a net loss of $7.3 million in the same quarter of 2019.

Net income per American Depository Share (“ADS”) was $0.08 in the second quarter of 2020, compared with net loss per ADS of $0.11 in the same quarter of 2019. Each ADS represents two ordinary shares. The diluted net income per ADS was $0.08 in the second quarter of 2020, compared with the diluted net loss per ADS of $0.11 in the same quarter of 2019.

In the second quarter of 2020, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 111,798,193 and the diluted weighted average number of ADSs was 111,822,459.

Adjusted EBITDA, which represents gain  / (loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was earnings of $9.1 million in the second quarter of 2020, compared with earnings of  $0.9 million in the same quarter of 2019.

As of June 30, 2020, the Company had cash and cash equivalents and restricted cash of $55.0 million, compared with $35.6 million as of  March 31, 2020. The increase of the Company’s cash position in the second quarter was mainly contributed by the cash inflow generated from its operating activities.

First Half 2020 Financial Results

Total revenues increased by 51.7% year-over-year to $165.4 million from $109.0 million in the same half of 2019. Revenues generated from product sales were $157.2 million, compared with $106.9 million in the same half of 2019. Revenues from service and others were $8.2 million, compared with $2.1 million in the same half of 2019.

Total cost of revenues was $91.9 million in the first half of 2020, compared with $66.9 million in the same half of 2019. Cost for product sales was $85.9 million in the first half of 2020, compared with $66.4 million in the same half of 2019. Cost for service and others was $6.0 million in the first half of 2020, compared with $0.5 million in the same half of 2019.

Gross profit in the first half of 2020 was $73.5 million, compared with $42.1 million in the same half of 2019. Gross margin was 44.4% in the first half of 2020, compared with 38.6% in the same half of 2019. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from product categories with higher margins.

Total operating expenses in the first half of 2020 were $68.5 million, compared with $53.5 million in the same half of 2019.

•                      Fulfillment expenses in the first half of 2020 were $12.4 million, compared with $10.2 million in the same half of 2019. As a percentage of total revenues, fulfillment expenses were 7.5% in the first half of 2020, compared with 9.3% in the same half of 2019.

•                      Selling and marketing expenses in the first half of 2020 were $41.3 million, compared with $20.8 million in the same half of 2019. As a percentage of total revenues, selling and marketing expenses were 25.0% for the first half of 2020, compared with 19.1% in the same half of 2019.

•                      G&A expenses in the first half of 2020 were $14.8 million, compared with $22.5 million in the same half of 2019. As a percentage of total revenues, G&A expenses were 8.9% for the first half of 2020, compared with 20.6% in the same half of 2019. Included in G&A expenses, R&D expenses in the first half of 2020 were $6.8 million, compared with $8.3 million in the same half of 2019.

Income from operations was $5.0 million in the first half of 2020, compared with loss from operations of $11.4 million in the same half of 2019.

Net income was $9.2 million in the first half of 2020, compared with a net loss of $21.4 million in the same half of 2019.

Net income per American Depository Share (“ADS”) was $0.09 in the first half of 2020, compared with net loss per ADS of $0.32 in the same half of 2019. Each ADS represents two ordinary shares. The diluted net income per ADS for the first half of 2020 was $0.08, compared with the diluted net loss per ADS of $0.32 in the same half of 2019.

In the first half of 2020, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was  107,019,679, and 111,890,989 in diluted weighted average number.

Adjusted EBITDA, which represents gain  / (loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was earnings of $10.6 million in the first half of 2020, compared with loss of  $7.0 million in the same half of 2019.

Business Outlook

For the third quarter of 2020, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $95 million and $110 million, representing an increase between 59% and 83% compared with the third quarter of 2019.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on August 19, 2020 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/6718979. Once preregistration has been complete, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through August 26, 2020. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	6718979

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
ASSETS
Current Assets
Cash and cash equivalents	37,736	52,117
Restricted cash	2,709	2,907
Accounts receivable, net of allowance for doubtful accounts	1,356	1,196
Amounts due from related parties	4,600	2,810
Inventories	7,357	8,496
Prepaid expenses and other current assets	3,619	3,469
Total current assets	57,377	70,995
Property and equipment, net	3,502	3,207
Intangible assets, net	8,516	8,403
Goodwill	27,922	27,524
Operating lease right-of-use assets	12,233	13,168
Long-term rental deposits	778	559
Long-term investments	2,873	6,648
TOTAL ASSETS	113,201	130,504

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	17,643	16,680
Amounts due to related parties	186	167
Advance from customers	21,731	28,536
Operating lease liabilities	3,470	4,363
Accrued expenses and other current liabilities	28,642	31,806
Total current liabilities	71,672	81,552

Operating lease liabilities	8,801	8,443
Long-term payable	847	662
TOTAL LIABILITIES	81,320	90,657

EQUITY
Ordinary shares	14	17
Additional paid-in capital	262,888	278,884
Forward contracts	15,769	—
Treasury shares, at cost	(27,512)	(28,464)
Accumulated other comprehensive loss	(1,444)	(1,977)
Accumulated deficit	(217,888)	(208,785)
Non-controlling interests	54	172
TOTAL EQUITY	31,881	39,847
TOTAL LIABILITIES AND EQUITY	113,201	130,504

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Revenues
Product sales	57,111	107,235	106,900	157,171
Services and others	1,031	6,643	2,115	8,225
Total revenues	58,142	113,878	109,015	165,396
Cost of revenues
Product sales	(33,618)	(58,964)	(66,403)	(85,869)
Services and others	(162)	(5,364)	(519)	(6,076)
Total Cost of revenues	(33,780)	(64,328)	(66,922)	(91,945)
Gross profit	24,362	49,550	42,093	73,451
Operating expenses
Fulfillment	(4,906)	(7,414)	(10,171)	(12,463)
Selling and marketing	(11,523)	(26,499)	(20,792)	(41,279)
General and administrative	(10,499)	(7,517)	(22,483)	(14,785)
Other operating income	—	59	—	72
Total operating expenses	(26,928)	(41,371)	(53,446)	(68,455)
(Loss) / Income from operations	(2,566)	8,179	(11,353)	4,996
Interest income	74	6	197	53
Interest expense	(18)	(13)	(38)	(43)
Change in fair value of convertible promissory notes	(6,605)	—	(11,942)	—
Other Income,net	—	301	—	4,214
Total other (loss) / income	(6,549)	294	(11,783)	4,224
(Loss) / Income before income taxes and gain from an equity method investment	(9,115)	8,473	(23,136)	9,220
Income tax (expense) / benefit	(204)	4	(420)	1
Gain from an equity method investment	2,029	—	2,156	—
Net (loss) / income	(7,290)	8,477	(21,400)	9,221
Less: Net income / (loss) attributable to non-controlling interests	72	(5)	104	118
Net (loss) /income attributable to LightInTheBox Holding Co., Ltd.	(7,362)	8,482	(21,504)	9,103

Weighted average numbers of shares used in calculating (loss) / income per ordinary share
—Basic	134,604,556	223,596,385	134,531,762	214,039,358
—Diluted	134,604,556	223,644,919	134,531,762	223,781,977

Net (loss) / income per ordinary share
—Basic	(0.05)	0.04	(0.16)	0.04
—Diluted	(0.05)	0.04	(0.16)	0.04

Net (loss) / income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.11)	0.08	(0.32)	0.09
—Diluted	(0.11)	0.08	(0.32)	0.08

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020

Net (loss) / income	(7,290)	8,477	(21,400)	9,221

Less: Interest income	74	6	197	53
Interest expense	(18)	(13)	(38)	(43)
Income tax (expense) / benefit	(204)	4	(420)	1
Depreciation and amortization	(634)	(586)	(1,262)	(1,137)
EBITDA	(6,508)	9,066	(19,877)	10,347

Less: Share-based compensation	(799)	(80)	(956)	(229)
Change in fair value of convertible promissory notes	(6,605)	—	(11,942)	—
Adjusted EBITDA*	896	9,146	(6,979)	10,576

*                 Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.